Exhibit 99.50

MAYFAIR CONFIRMS COMPLETION OF SHARE CONSOLIDATION

VANCOUVER, BC, Dec. 18, 2025 /CNW/ - Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSXV: MFG) (OTCQX: MFGCF) is pleased to confirm that, pursuant to its news release dated December 15, 2025, the Company’s common shares have been consolidated at a ratio of two pre-consolidated shares to one post-consolidation share (the “Consolidation”). The common shares will begin trading on a post-consolidation basis on the TSX Venture Exchange at market open today, December 18, 2025.

The Company now has 66,797,608 common shares issued and outstanding and all outstanding warrants and incentive stock options have been adjusted to increase their exercise price by a factor of two and to reduce the number of common shares issued upon exercise by dividing by two.

About Mayfair Gold

Mayfair Gold is focused on the advancement of its 100%-owned Fenn-Gib gold project in Ontario, Canada. Fenn-Gib is located 80km east of Timmins. Fenn-Gib hosts a Nl 43-101 open pit constrained indicated mineral resource estimate of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold ounces. 1 Located in the prolific Timmins gold district accessible by way of Highway 101, which runs right through the project, Mayfair is focused on utilizing existing access and infrastructure to advance the Fenn-Gib Gold project to production with discipline and efficacy with a commitment to safety, environmental stewardship and stakeholder engagement.

The scientific and technical content of this news release was reviewed, verified and approved by Drew Anwyll, P.Eng., M.Eng., Chief Operating Officer of the Company, and a Qualified Person as defined under Nl 43-101.

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Additional details regarding the mineral resource estimate can be found in the technical report entitled “National Instrument 43-101 Technical Report – Mineral Resource Estimate Update Fenn-Gib Project, Ontario, Canada” dated September 23, 2025, with an effective date of September 3, 2024.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking information which reflects management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities. Forward-looking statements in this news release include, but are not limited to, statements regarding the date the common shares will commence trading on the TSXV on a post-Consolidation basis, the pursuit of the listing on the NYSE American, including, whether the listing application will be approved and such listing will be obtained, mineral resource estimates and advancement of the Fenn-Gib Gold Project. Forward-looking information is based on various reasonable assumptions including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should underlying assumptions prove incorrect, or one or more of the risks and uncertainties described below materialize, actual results may vary materially from those described in forward-looking statements.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks and uncertainties relating to foreign currency fluctuations, risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding, delays or the inability to obtain necessary governmental permits or financing, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, the potential for and effects of labor disputes or other unanticipated difficulties with or shortages of labor, failure of plant, equipment or processes to operate as anticipated, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, gold price fluctuations, uncertain political and economic environments and changes in laws or policies.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise, other than as required under applicable securities laws. The forward-looking statements reflect management’s beliefs, opinions and projections as of the date of this news release.

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SOURCE Mayfair Gold Corp.

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For further information: For further information, please visit www.mayfairgold.ca or direct enquiries to: Nicholas Campbell, CEO, Mayfair Gold Corp., 489 McDougall St, Matheson, ON P0K 1N0 Canada, +1-855-350-5600, info@mayfairgold.ca

CO: Mayfair Gold Corp.

CNW 07:00e 18-DEC-25